SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

1. DATE AND TIME: April 9, 2015, at 10:00 am. 2. PLACE: corporate headquarters, located at Rua Eteno No. 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, City of Camaçari, State of Bahia. 3. CALL NOTICE: Call Notice published pursuant to article 124 of Law No. 6,404/76 (“Corporation Law”), in the Official Gazette of the State of Bahia and in Newspaper O Correio da Bahia, in the respective editions of March 10, 11 and 12, 2015. 4. PUBLICATIONS: the publication of the notices referred to in the main section of article 133 of the Corporation Law was waived, due to the publication, within the legal term, of the documents referred to therein, namely: Administration Report and Financial Statements pertaining to the fiscal year ended on December 31, 2014, accompanied by the Explanatory Notes from the Administration and Opinion from PricewaterhouseCoopers Auditores Independentes, in newspaper “O Correio da Bahia” and in the “Official Gazette of the State of Bahia”, in the respective editions of February 24, 2015. 5. ATTENDANCE: Shareholders representing over 97% of the Company’s voting capital, as can be seen from the signatures below and affixed on the “Shareholders’ Attendance Book”. The following were also present: (i) for the purposes of the provisions contained in the Corporation Law, in its article 134, paragraph 1, Mr. Luciano Guidolin, representative of the Company’s administration, and Mr. Vinicius Ferreira Britto Rego, enrolled in the Regional Board of Accounting (CRC) under No. 1BA24501/“O”-9, representing PricewaterhouseCoopers Auditores Independentes; and (ii) in compliance with article 164 of the Corporation Law, Mr. Ismael Campos de Abreu, member of the Company’s Fiscal Board. The presence of shareholders representing over 53% of the preferred shares was also recorded, as per the signatures affixed on the “Shareholders’ Attendance Book”. 6. COMPOSITION OF THE PRESIDING BOARD: Chairman: Monique Mesquita Mavignier de Lima and Secretary: Alessandra Ordunha Araripe, chosen pursuant to paragraph 3 of article 16 of the Bylaws. 7. OPINION FROM THE FISCAL BOARD: The Company’s Fiscal Board, in an opinion issued on February 10, 2015, was favorable to the approval, by the Ordinary General Meeting, of the Financial Statements, Explanatory Notes and the respective Opinion from the Independent Auditors, all pertaining to the fiscal year ended on December 31, 2014.

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

8. AGENDA: I) ORDINARY GENERAL MEETING – 01) Examination, discussion and voting on the Administration Report and respective Accounts of the Administrators and Financial Statements, containing Explanatory Notes, pertaining to the fiscal year ended on December 31, 2014, accompanied by the opinion from the independent auditors and the opinion from the Fiscal Board; 02) Examination, discussion and voting on the Capital Budget proposal; 3) Examination, discussion and voting on the Administration Proposal for the allocation of the net profits of the fiscal year ended on December 31, 2014, including the distribution of dividends; 04) Election of the members of the Fiscal Board; 05) Establishment of the global yearly compensation of the administrators and members of the Fiscal Board; and II) EXTRAORDINARY GENERAL MEETING – 01) Replacement of members of the Board of Directors. 9. RESOLUTIONS: Upon a proposal by the Chairman, the shareholders present unanimously resolved to draft the minutes pertaining to these Ordinary and Extraordinary Meetings in summary form, as well as the publication hereof omitting the signatures of the shareholders present, under article 130 of the Corporation Law. The matters contained in the Agenda were subject to discussion and voting, with the following resolutions having been made: 9.1.) ORDINARY GENERAL MEETING 9.1.1) FINANCIAL STATEMENTS AND ADMINISTRATION REPORT – approval, by unanimity, with no reservations or provisos, those legally prevented from voting having refrained from doing so, of the Administration Report, the Administration Accounts, the Financial Statements and the respective Explanatory Notes, pertaining to the fiscal year ended on December 31, 2014, containing the opinions on them issued by the independent auditors PricewaterhouseCoopers Auditores Independentes and by the Fiscal Board; 9.1.2) CAPITAL BUDGET – approval of the Capital Budget, as proposed by the Company’s administration; 9.1.3) ALLOCATION OF THE RESULTS OF THE 2014 FISCAL YEAR – approval of the allocation of the net profits of the fiscal year ended on December 31, 2014, at the total amount of R$ 864,063,242.61, added by the realization of the additional indexing of the property, plant and equipment, joint realization of the attributed costs of controlled company and forfeited dividends, totaling the amount of R$ 892,948,902.63, as follows:

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

a) R$ 44,647,445.13 for the Legal Reserve; b) R$ 482,593,324.83 for payment of dividends, corresponding to 55.85% of the net profits of the fiscal year, and 54.04% of the net profits adjusted as set forth above, distributed as follows: (i) the gross amount of sixty centavos and fraction (R$ 0.6062497232) per classes “A” and “B” common or preferred share, and (ii) of one Real, twenty-one centavos and fraction (R$ 1.2124994464) per “American Depositary Receipt” (ADR), and c) R$ 365,708,132.67 withheld, pursuant to the justifications contained in the Capital Budget, drafted under article 196 of Law No. 6,404/76, approved in item 9.1.2 above; 9.1.4) ELECTION OF THE MEMBERS OF THE FISCAL BOARD – considering the provisions contained in article 40 of the Company’s Bylaws and in paragraph 4 of article 161 of the Corporation Law, the following sitting members and alternates of the Company’s Fiscal Board were elected or reelected, as the case may be, for a term of office of one (1) year starting on this date and ending on the Ordinary General Meeting that will assess the administrators’ accounts related to the fiscal year to end on December 31, 2015: (a) in a voting separate from the holders of preferred shares, by majority, Mr. GILBERTO BRAGA, Brazilian citizen, married under the partial property ruling, economist, bearer of Identity Card RG No. 04722037-1 IFP/RJ, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Rua da Quitanda, No. 11, 10º andar, Centro, Rio de Janeiro, CEP. 2011-031, as sitting member and Mrs. ANA PATRÍCIA SOARES NOGUEIRA, Brazilian citizen, married under the partial property ruling, lawyer, enrolled in the Brazilian Bar Association – Rio de Janeiro Chapter (OAB/RJ) under No. 11459 and enrolled in the CPF/MF under No. 535.222.575-53, resident and domiciled at Rua Dr. Hosannah de Oliveira, No. 112, apto. 1404, Alto do Itaigara, City of Salvador, State of Bahia, CEP. 41.815.215; as respective alternate, and

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

(b) by unanimity, by shareholders Odebrecht Serviços e Participações S/A, Odebrecht S/A and Petróleo Brasileiro S.A - Petrobras, shareholders owning over 97% of the voting capital, as sitting members Messrs. ISMAEL CAMPOS DE ABREU, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 00716820 90 SSP/BA, enrolled in the CPF/MF under No. 075434415-00, resident and domiciled in the City of Salvador, State of Bahia, with commercial address at Al. Das Catabas, No. 180, Caminho das Árvores, City of Salvador, State of Bahia, CEP. 41.820-440; ALUIZIO DA ROCHA COELHO NETO, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 923.502-ES SSP/ES and enrolled in the CPF/MF under No. 031.525.087-94, resident and domiciled in the City and State of São Paulo, with commercial address at Rua Lemos Monteiro, No. 120, 10º andar, Butantã, City and State of São Paulo, CEP. 05501-050; LUIZ GONZAGA DO MONTE TEIXEIRA, Brazilian citizen, married under the total property ruling, accountant, bearer of Identity Card RG No. 028746063 DIC/RJ, enrolled in the CPF/MF under No. 263.201.427-15, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. República do Chile, No. 65, 4º andar, Sala 401, Centro, City and State of Rio de Janeiro, CEP. 20031-912; and MARCOS ANTONIO ZACARIAS, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 04.883.385-9 - IFP/RJ, enrolled in the CPF/MF under No. 663.780.367-72, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. República do Chile, 65 - 14° andar, CEP: 20031-912, City and State of Rio de Janeiro, and as respective alternates Messrs. AFONSO CELSO FLORENTINO DE OLIVEIRA, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. MG-5.752.270 SSP/MG, enrolled in the CPF/MF under No. 874220506-91, resident and domiciled in the City and State of São Paulo, with commercial address at Rua Lemos Monteiro, No. 120, 10º andar, Butantã, City and State of São Paulo, CEP. 05501-050; TATIANA MACEDO COSTA REGO TOURINHO, Brazilian citizen, married under the partial property ruling, business administrator, bearer of Identity Card RG No. 823710327 SSP BA and enrolled in the CPF/MF under No. 951.929.135-00, resident and domiciled in the City and State of São Paulo, with commercial address at Rua Lemos Monteiro, No. 120, 10º andar, Butantã, City and State of São Paulo, CEP. 05501-050;

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

HUBERT GEORG DEIERL, Brazilian citizen, married under the partial property ruling, mechanical engineer, bearer of Identity Card CREA/RJ No. 55917/D, enrolled in the CPF/MF under No. 549.964.227-34, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. República do Chile, 65 - 14° andar, CEP: 20031-912, and AMÓS DA SILVA CANCIO, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 08.558.629-5 Detran-RJ, enrolled in the CPF/MF under No. 991.201.867-20, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. República do Chile, 65 - 3° andar, CEP: 20031-912. The members of the Fiscal Board elected or reelected at this time are invested in their positions on the date hereof, having submitted written statements, for all purposes and effects of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994, with wording given by article 4 of Law No. 10,194 of February 14, 2001, that they are not prevented from exercising trade or administration of a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM (Securities Commission) Ruling No. 358, of January 3, 2002, written statements, pursuant to said Ruling, which were filed at the Company’s headquarters. Due to the reelections and elections resolved upon above, the Fiscal Board shall hereafter have the following composition: SITTING MEMBERS: ISMAEL CAMPOS DE ABREU; ALUIZIO DA ROCHA COELHO NETO; LUIZ GONZAGA DO MONTE TEIXEIRA; MARCOS ANTONIO ZACARIAS and GILBERTO BRAGA. RESPECTIVE ALTERNATES: AFONSO CELSO FLORENTINO DE OLIVEIRA; TATIANA MACEDO COSTA REGO TOURINHO; AMÓS DA SILVA CANCIO; HUBERT GEORG DEIERL; and ANA PATRÍCIA SOARES NOGUEIRA; 9.1.5) GLOBAL YEARLY COMPENSATION OF THE ADMINISTRATORS – establishment, by unanimity, until subsequent resolution, for the members of the Board of Directors and the Executive Office, of the maximum global yearly limit of thirty-eight million, seven hundred and twenty-nine thousand, seven hundred and three Reais (R$ 38,729,703.00), which amount includes the benefits and representation sums set forth in the main section of article 152 of the Corporation Law, and which shall be individualized by the Board of Directors, as set out in articles 25 and 26 viii of the Company’s Bylaws.

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

9.1.6) COMPENSATION OF THE FISCAL BOARD - establishment, by unanimity, that each acting member of the Fiscal Board shall be compensated with the highest of nine thousand, seven hundred and forty-five Reais (R$ 9,745.00) per month, or the minimum set out in paragraph 3 of article 162 of the Corporation Law; 9.2) EXTRAORDINARY GENERAL MEETING 9.2.1) REPLACEMENT OF MEMBERS OF THE BOARD OF DIRECTORS: a) to take cognizance of the resignations of Sitting Board Members JOSÉ CARLOS COSENZA; ALMIR GUILHERME BARBASSA, JOSÉ ALCIDES SANTORO MARTINS and NEWTON SÉRGIO DE SOUZA and of alternates GUSTAVO TARDIN BARBOSA and JAIRO ELIAS FLOR under the resignation letters received and filed; b) to thank and acknowledge the resigning Directors for their efforts and contributions dedicated to the Company; c) to elect, to fill the vacant positions and complete the remainder of the terms of office in course, which end at the Ordinary General Meeting that shall appraise the administrators’ accounts for the fiscal year ended on December 31, 2015, under the terms set out in article 23 of the Company’s Bylaws, as sitting member Mr. ANTONIO RUBENS SILVA SILVINO, Brazilian citizen, married under the partial property ruling, economist, bearer of Identity Card RG No. 5651509 SSP-SP, enrolled in the CPF/MF under No. 619.164.048-04, with commercial address at Av. Henrique Valadares, 28 - 13º andar - Centro – City and State of Rio de Janeiro, CEP 20.031-030; and as alternates Mr. MARCUS VINICIUS DE OLIVEIRA MAGALHÃES, Brazilian citizen, married under the partial property ruling, chemical engineer, bearer of Identity Card RG No. 08012652-7 IFP-RJ, enrolled in the CPF/MF under No. 825.822.207-44, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. Henrique Valadares, 28 - 6º andar - Torre A - Centro - City and State of Rio de Janeiro – CEP 20.031-030;

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

Mr. LUIS ADOLFO PEREIRA BECKSTEIN, Brazilian citizen, married under the partial property ruling, economist, bearer of Identity Card RG No. 21.364.722-5 Detran-RJ, enrolled in the CPF/MF under No. 080.739.427-04, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. Henrique Valadares, 28 - 6º andar - Torre A - Centro - City and State of Rio de Janeiro – CEP 20.031-030; a Sra. LAURA LOPES DE OLIVEIRA, Brazilian citizen, married under the partial property ruling, chemical engineer, bearer of Identity Card RG No. 4005924 IFP-RJ, enrolled in the CPF/MF under No. 633.109.107-68, resident and domiciled in the City and State of Rio de Janeiro with commercial address at Av. Henrique Valadares, 28 - 6º andar - Torre A - Centro -  CEP 20.031-030, Mr. ROBERTO PRISCO PARAISO RAMOS, Brazilian citizen, married under the separate property ruling, engineer, bearer of Identity Card RG No. 8 922 760 SSP/SP, enrolled in the CPF/MF under No. 276.481.507-78, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. Pasteur, 154/6º andar – Botafogo – City and State of Rio de Janeiro,  CEP 22290-240 and Mr. LUCIANO DEQUECH, Brazilian citizen, married under the partial property ruling, lawyer, bearer of Identity Card RG No. 17.493.746-5 SSP/SP, enrolled in the CPF/MF under No. 280.029.928-22, resident and domiciled in the City and State of São Paulo, with commercial address at Rua Lemos Monteiro, 120, 13º andar, Butantã, São Paulo, SP, CEP 05501-050. The Directors elected at this time are invested in their positions on the date hereof and declare, for the due lawful purposes, under the penalties of law, under the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994, with wording given by article 4 of Law No. 10,194 of February 14, 2001, that they are not prevented from exercising trade or the administration of mercantile companies by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Rulings Nos. 358, of January 3, 2002 and 367, of May 29, 2002, written statements, under the terms of said Rulings, which were filed at the Company’s headquarters;

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

d) to register that, from this date onwards, Mr. ANTONIO APARECIDA DE OLIVEIRA, Brazilian citizen, married under the partial property ruling, mechanical engineer, bearer of Identity Card RG No. MG-1.179.862 PCMG and enrolled in the CPF/MF under No. 370.844.456-68, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Avenida Henrique Valadares, 28, Torre A, 6º andar, Centro, City and State of Rio de Janeiro, CEP. 20231-030, current alternate of the Board of Directors, shall take over the position of sitting member of the Board of Directors; Mr. MAURICIO ROBERTO DE CARVALHO FERRO, Brazilian citizen, single, lawyer, enrolled in the Brazilian Bar Association – Rio de Janeiro Chapter (OAB/RJ) under No. 71229, enrolled in the CPF/MF under No. 371.505.961-34, resident and domiciled in the City and State of São Paulo, with commercial address at Rua Lemos Monteiro, 120, 15º andar, Butantã, City and State of São Paulo, CEP. 05501-050, current alternate of the Board of Directors, shall take over the position of sitting member of the Board of Directors; and Mrs. ANDREA DAMIANI MAIA DE ANDRADE, Brazilian citizen, married under the partial property ruling, lawyer, enrolled in the OAB/RJ under No. 113985 and enrolled in the CPF/MF under No. 245.431.308-12, resident and domiciled in the City and State of Rio de Janeiro, with commercial address at Av. República do Chile, No. 65, sala 701, Centro, City and State of Rio de Janeiro, CEP. 20.031-912, current alternate of the Board of Directors, shall take over the position of sitting member of the Board of Directors. Due to the provisions in article 19 of the Company’s Bylaws, the shareholders present unanimously approved the appointment to occupy the position of Vice Chairman of the Board of Directors, due to the resignation of Mr. José Carlos Cozenza, Mr. PATRICK HORBACK FAIRON. Due to the replacements resolved upon above, the Board of Directors shall henceforth have the following composition: SITTING MEMBERS: MARCELO BAHIA ODEBRECHT; ALFREDO LISBOA TELLECHEA; ALVARO FERNANDES DA CUNHA FILHO; DANIEL BEZERRA VILLAR; MARCELA APARECIDA DREHMER ANDRADE; MAURICIO ROBERTO DE CARVALHO FERRO; ROBERTO ZURLI MACHADO; ANTONIO RUBENS DA SILVA SILVINO;

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

ANTONIO APARECIDA DE OLIVEIRA; ANDREA DAMIANI MAIA DE ANDRADE and PATRICK HORBACK FAIRON. RESPECTIVE ALTERNATES: CLAUDIO MELO FILHO; LUIZ DE MENDONÇA; PAULO OLIVEIRA LACERDA DE MELO; ROBERTO PRISCO PARAISO RAMOS; MAURO MOTA FIGUEIRA; LUCIANO DEQUECH; JOSÉ DE FREITAS MASCARENHAS; LAURA LOPES DE OLIVEIRA; MARCUS VINICIUS DE OLIVEIRA MAGALHÃES; ARÃO DIAS TISSER and LUIS ADOLFO PEREIRA BECKSTEIN; 10. CLOSING: As there were no further subjects to be discussed, the Ordinary and Extraordinary General Meetings were closed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by the Shareholders that constituted the necessary quorum for the validity of the resolutions subject matter of these General Meetings, the taking of the necessary certificates by the Secretary of the Meetings having been authorized by decision therefrom. City of Camaçari, State of Bahia, April 9, 2015. [Sdg: PRESIDING BOARD: Monique Mesquita Mavignier de Lima – Chairman; Alessandra Ordunha Araripe – Secretary; SHAREHOLDERS: ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S/A (by Monique Mesquita Mavignier de Lima); ODEBRECHT S/A (by Monique Mesquita Mavignier de Lima); PETRÓLEO BRASILEIRO S/A – PETROBRAS (by Miguel Coutinho Ventura); BRADESCO F.I.A. MASTER PREVIDENCIA; BRADESCO FDOI DE INVESTIMENTO EM ACOES IBOVESPA QUANTITATIVO; BRADESCO FI MULTIMERCADO CP INVEST NO EXTERIOR ANDROMEDA; BRADESCO FIA IBOVESPA PLUS; BRADESCO FUNDO DE INVESTIMENTO EM ACOES FUNDAMENTO; BRADESCO VIDA E PREVIDENCIA S/A; BRAM F.I.A IBOVESPA; BRAM FDO DE INVESTIMENTO EM ACOES; BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50; BRAM FUNDO DE INVESTIMENTO EM ACOES SMALL CAP PLUS; CREDIT SUISSE PROPRIO FUNDO DE INVESTIMENTO DE ACOES; PENINSULA HEDGE MASTER FIM; SANTANDER FUNDO DE INVESTIMENTO PREV SELECAO TOP ACOES; SPX APACHE MASTER FIA; SPX FALCON MASTER FIA; SPX NIMITZ MASTER FIM; SPX PATRIOT MASTER FIA; SPX RAPTOR MASTER FI EXT MM CP (by Lauro Augusto Passos Novis Filho);

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

Augusto Passos Novis Filho); ACADIAN EMEMRGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; ADVANCED SERIES TRUST - AST FI PYRAMIS QUANTITATIVE PORTF; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; ADVANCED SERIES TRUST - AST RCM WORLD TRENDS PORTFOLIO; ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF; AGF INVESTMENTS INC; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM; CF DV EMERGING MARKETS STOCK INDEX FUND; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; DELAWARE GROUP GLOBAL & INT. FUNDS-DELAWARE EMERG MARKETS FD; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKTS SERIES; DGIA EMERGING MARKETS EQUITY FUND L.P.; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES  RET SYSTEM OF THE STATE OF HAWAII; ENHANCED RAFI EMERGING MARKETS LP; EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN;

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

FIDELITY FUNDS - LATIN AMERICA FUND; FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EM MA EQ FUND; FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; GLOBAL X BRAZIL MID CAP ETF; GMAM INVESTMENT FUNDS TRUST; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORT; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; IBM 401 (K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES VII PLC; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; LAZARD ASSET MANAGEMENT LLC; LGT SELECT FUNDS - LGT SELECT EQUITY EMERGING MARKETS; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MINISTRY OF STRATEGY AND FINANCE; MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM; NAV CANADA PENSION PLAN; NEW YORK LIFE INSURANCE COMPANY; NEW YORK STATE COMMON RETIREMENT FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NORGES BANK; NORTHERN TRUST INVESTIMENT FUNDS PLC; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NZAM EM8 EQUITY PASSIVE FUND; PACE INT EMERG MARK EQUITY INVESTMENTS; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO;

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

PUBLIC SECTOR PENSION INVESTMENT BOARD; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST; SCHWAB EMERGING MARKETS EQUITY ETF; SCOTIA PRIVATE EMERGING MARKETS POOL; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; STATE OF OREGON; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE WASHINGTON UNIVERSITY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; UAW RETIREE MEDICAL BENEFITS TRUST; UTAH STATE RETIREMENT SYSTEMS; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; VIRGINIA RETIREMENT SYSTEM; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO]; (by Talita Car Vidotto).

BRASKEM S.A

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

Company Register Identification Number (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 9, 2015

The above matches the original recorded in the proper book.

Alessandra Ordunha Araripe Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.